UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice Regarding Acquired Assets and Liabilities Relating to Merger

Tokyo, April 28, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) today announced that it has increased the amount of its recognizable deferred tax assets. The increase is as the result of estimates of recoverable deferred tax assets based on projections in the Revitalization Plan that MUFG submitted to Japan’s Financial Services Agency on February 17, 2006. Since the increase in deferred tax assets would be recognized on its balance sheet as capital surplus under Japanese GAAP, the change does not affect MUFG’s consolidated earning projections under Japanese GAAP for the fiscal year ended March 31, 2006.

[The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-consolidated)]	(in billions of yen)
	Acquired amount relating to merger
	As previously announced (*1)	As revised	Increase/Decrease
Assets	66,467.5	66,916.1	448.5
Deferred tax assets (net)	632.7	1,081.3	448.5
Stockholders’ equity	2,261.9	2,710.5	448.5
Capital surplus	1,512.0	1,960.6	448.5

[Mitsubishi UFJ Trust and Banking Corporation (Non-consolidated)]	(in billions of yen)
	Acquired amount relating to merger
	As previously announced (*2)	As revised	Increase/Decrease
Assets	5,376.2	5,408.9	32.6
Deferred tax assets (net)	88.3	121.0	32.6
Stockholders’ equity	317.7	350.3	32.6
Capital surplus	274.9	307.6	32.6

[Mitsubishi UFJ Financial Group, Inc. (Non-consolidated)]	(in billions of yen)
	Acquired amount relating to merger
	As previously announced (*2)	As revised	Increase/Decrease
Assets	1,641.8	1,896.9	255.1
Securities related to subsidiaries(*3)	1,637.0	1,892.1	255.1
Stockholders’ equity	1,201.1	1,456.2	255.1
Capital surplus	822.7	1,077.8	255.1

(*1)	Released on February 15, 2006.
(*2)	Released on November 24, 2005.
(*3)	Securities related to subsidiaries are acquired at the lower of (i) book value or (ii) net assets of subsidiaries.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651